

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2012

<u>Via E-mail</u>
David Garrity
Chief Financial Officer
Aspen Group, Inc.
720 South Colorado Boulevard, Suite 1150N
Denver, CO 80246

> **Re:** **Aspen Group, Inc.**
> **Form 8-K**
> **Filed March 19, 2012**
> **Amendment No. 3 to Form 8-K**
> **Filed August 20, 2012**
> **File No. 333-165685**

Dear Mr. Garrity:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K/A filed August 20, 2012</u>

<u>Explanatory Note, page 2</u>

1. Revise your disclosure to clearly indicate the restatement relates to the correction of an error. Include a brief summary of the nature of the error with reference to the related notes in the financial statements. Further, your disclosures throughout the 8-K and the financial statements should be consistent. Please revise accordingly.

Description of Business, page 4

2.   We note your statement on page 5 that on June 18, 2012, the DOE, having reviewed your same-day balance sheet filing and application for approval of the change in ownership and control, notified you of their requirement that you increase your letter of credit by August 31, 2012 from 10% to 25% of your Title IV receipts in 2011. Please further revise your disclosure to clarify whether and, if applicable, when you are obligated to notify the DOE of your restatement relating to the write-off of the loan receivable. Your disclosure should address any actions the DOE may take as a result of the resulting changes to your balance sheet.

Exhibit 99.1

Report of Independent Registered Public Accounting Firm, page F-2
Note 17. Restatement, page F-26

3.   We refer to the explanatory paragraph included in the audit opinion. Please revise to include an audit report that complies with Auditing Standard 6, paragraph 9, and AU Section 508, paragraphs 11 and 18. In that regard, the explanatory note in the opinion should include a statement that the previously issued financial statements have been restated for the correction of a misstatement in the respective period and a reference to the company's disclosure of the correction of the misstatement. The explanatory paragraph and related restatement footnote should not suggest to investors that there was an alternative or preferable treatment or that the conclusions were subject to judgment.

You may contact Leigh Ann Schultz, Staff Accountant, at (202) 551-3628 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or Paul Fischer, Attorney-Advisor, at (202) 551-3415 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director